SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

Mega Media Group, Inc.
(Name of Issuer)

Common Shares Par Value $0.001
(Title of Class of Securities)
58514Y102

(CUSIP Number)

Steven Fruman
634 Van Dam Street
Woodmere, NY 11581

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(732) 409-1212

January 19, 2009
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Steven Fruman

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

 UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
24,241,531
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
24,241,531
(10) SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,241,531

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.17%

(14) TYPE OF REPORTING PERSON

IN

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.001, of Mega Media Group Inc., a Nevada corporation, with its principal place of business located at 1122 Coney Island Avenue, Brooklyn, NY. The telephone number is (718)947-1100 and the fax number is (646)417-5109.

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is Steven Fruman who is hereinafter sometimes referred to as the “Reporting Person.” Steven Fruman who is located at 634 Van dam Street, Woodmere, NY. The telephone number is 718-336-9444.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 24,241,531 shares of the Issuer's common stock by the Reporting Person were issued via conversion of debt, open market and Spa with the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition of  24,241,531 shares of the Issuer's common stock by the Reporting Person were issued via conversion of debt, open market and Spa with the issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person, individually and through his affiliated entity, acquired 24,241,531 of the issued and outstanding common shares of the Issuer.  Such amount represented 9.17% of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Agreement, as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2009

By:	/s/Steven Fruman
Steven Fruman